Filed by Rocket Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Mr. Cooper Group Inc.

Commission File No.: 001-14667

The following set of Frequently Asked Questions were distributed by Rocket Companies, Inc. to employees of Rocket on March 31, 2025.

Rocket team member FAQ

1.	What does this transaction with Mr. Cooper, in addition to the transaction with Redfin, mean for team members? How will these announcements affect my day-to-day responsibilities?
•	While there is a lot to be excited about, this is just the beginning of the process to bring together Rocket, Redfin and Mr. Cooper through these two transactions.
•	Rocket remains an independent organization separate from Mr. Cooper and Redfin until the acquisitions, which are being completed separately on different timelines, are complete.
•	For now, there are no changes to roles, responsibilities or reporting structure.

2.	Will there be layoffs as a result of bringing these organizations together?
•	We are very early in the process right now and will be thoughtful, intentional and thorough in evaluating everything.
•	As such, no decisions have been made at this time.
•	Right now, your focus should be on continuing to do great work, delivering for our clients, and positioning Rocket to be as strong as possible as we bring our organizations together.
•	We are committed to keeping you updated throughout the process.

3.	How do the cultures of the Mr. Cooper and Redfin compare with Rocket’s?
•	One of the most important parts of Rocket is our people and culture. Through all of Rocket’s evolutions, the ISMS and our culture have been our constant and that will never change.
•	One of the things we evaluated in both transactions is culture and values, and in our talks with Redfin as well as with Mr. Cooper, it became clear that our values are closely aligned, and we share client-first cultures.
•	Mr. Cooper describes their core values as being “challengers of convention,” “champions for their customers” and “cheerleaders for our team” – values that align with our ISMS.
•	Similarly, as we communicated previously regarding Redfin, we are both mission-driven companies that are obsessed with finding a better way, aimed at helping our clients achieve homeownership.

4.	How will Mr. Cooper and Redfin be integrated into Rocket? Who will lead the integration efforts? How long will the integration take?

•	As we previously communicated in connection with the Redfin transaction, upon that closing, it is anticipated that Redfin CEO Glenn Kelman will continue to lead the Redfin business.

•	Additionally, upon closing of the Mr. Cooper transaction, it is anticipated that Mr. Cooper Chairman and CEO, Jay Bray, will join Rocket as President and CEO of Rocket Mortgage, a role that is currently held by Rocket Companies’ CEO, Varun Krishna.
•	Both Jay and Glenn will report to Rocket Companies’ CEO, Varun Krishna.
•	We are still in the early stages of the process. Additional decisions will be made as we work toward closing the transactions and plans to integrate Mr. Cooper, Redfin and Rocket.
•	We will take a thoughtful approach to integrating our companies and functions that leverages our prior experience to ensure as smooth a transition as possible.
•	We will aim to communicate transparently throughout this entire process.
•	At the appropriate time, we will form planning teams from Rocket, Redfin and Mr. Cooper, which will develop a process to bring together our organizations.

5.	Will there be any changes to my compensation or benefits as a result of either of these transactions?
•	At this time, we don’t anticipate immediate changes to compensation or benefits. Over time, we may explore opportunities to align and enhance our programs as we bring together the companies.

6.	Will the Mr. Cooper leadership team continue to lead that business? Will the Redfin leadership team continue to lead that business?
•	Upon closing of the transaction, it is anticipated that Mr. Cooper Chairman and CEO, Jay Bray, will join Rocket as President and CEO of Rocket Mortgage.
•	As we previously communicated in connection with the Redfin transaction, upon closing of that transaction, it is anticipated that Redfin CEO Glenn Kelman will continue to lead the Redfin business.
•	Both Jay and Glen will report to Rocket Companies’ CEO, Varun Krishna.

7.	Will there be changes to reporting structures as a result of either of the transactions?
•	We do not anticipate or expect any immediate changes to reporting structure as a result of either the Mr. Cooper or Redfin transactions as we will continue to operate independently prior to the close of these transactions.
•	As we previously communicated in connection with the Redfin transaction, upon closing of that transaction, it is anticipated that Redfin CEO Glenn Kelman will continue to lead the Redfin business.
•	Additionally, upon closing of the Mr. Cooper transaction, it is anticipated that Mr. Cooper Chairman and CEO, Jay Bray, will join Rocket as President and CEO of Rocket Mortgage.
•	Both Jay and Glenn will report to Rocket Companies’ CEO, Varun Krishna.
•	We are still in the early stages of the process with many things to figure out. Additional decisions will be made as we work to integrate Mr. Cooper, Redfin and Rocket.

8.	Will any offices be closed as a result of either of the transactions?

•	We expect all offices to remain open and for team members to come to offices as they do today.

9.	Will Mr. Cooper’s headquarters remain in Dallas? Will Redfin’s headquarters remain in Seattle?
•	We expect Mr. Cooper’s headquarters to remain in Dallas and Redfin’s headquarters to remain in Seattle.

10.	Will team members be able to transfer to any Mr. Cooper or Redfin locations?

•	We have no plans to offer office location changes based upon either of the transactions. If we make changes, we will communicate that to the company.
•	Team members are not allowed to engage in role application or decisions prior to the closing of the transactions.
•	After the transactions are complete, team members are free to apply for roles located in other locations. They will need to follow the standard internal mobility application and interview processes.

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11.	How will Rocket team members work with Mr. Cooper and Redfin team members? Can I begin to work with Mr. Cooper and/or Redfin team members now?

•	Until the close of the transactions, which are being completed on different timelines, Rocket, Mr. Cooper and Redfin will each continue to operate as independent companies working separately.
•	We will take a thoughtful approach to the integration of both Mr. Cooper and Redfin that leverages our prior experience to ensure as smooth a transition as possible.
•	At the appropriate time, we will form planning teams from Rocket, Redfin and Mr. Cooper, which will develop a process to bring together our organizations.
•	We will communicate along the way and once the transactions are closed, we will to give you the go ahead to begin connecting and working together.

12.	Can you explain how Mr. Cooper and Redfin fit together under Rocket?
•	Through the acquisitions of Redfin and Mr. Cooper, we are bringing the largest mortgage originator, servicer and online brokerage together under the Rocket brand.
•	We are combining the three core parts of a homeownership company – home search, mortgage and servicing.
•	Both of these transactions advance our mission, and the combined capabilities of Rocket, Redfin and Mr. Cooper will enhance our foundation for growth and deliver benefits for our clients.

13.	Why would you announce this transaction so shortly after the transaction with Redfin? Does this impact the Redfin transaction in any way?
•	Each of these opportunities were being discussed independently and happened to come together in similar timelines.
•	We do not expect any impact to the Redfin transaction as a result of the Mr. Cooper transaction.
•	Acquiring Mr. Cooper, in addition to our previously announced acquisition of Redfin, will enable us to bring together each aspect of the homeownership process at scale.

14.	This is now two transactions announced in a short period of time, should we expect more?
•	Right now, we are focused on the path to closing both the Redfin and Mr. Cooper transactions.
•	Both of these transactions advance our mission, and the combined capabilities of Rocket, Redfin and Mr. Cooper will enhance our foundation for growth and deliver benefits for our clients.
•	Together with Mr. Cooper and Redfin, the three combined businesses allow Rocket to accelerate its vision to create an AI-powered platform that removes the friction and complexities plaguing today’s homebuying process.

15.	What can team members expect between now and the close of the each of the transactions?
•	As we communicated previously, the Redfin transaction is expected to close in the second or third quarter of this year. The Mr. Cooper transaction is expected to close in the fourth quarter of 2025.
•	For now, we are operating as usual, and there is no change to your day-to-day responsibilities.
•	We’ll keep you informed of our progress as we move through the closing process for both transactions.
•	We are committed to providing updates on our progress when we have new information to share.

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16.	What do these two transactions mean for the stock I own in Rocket Companies?
•	These transactions do not impact your stock holdings.
•	Rocket’s stock will continue to trade on the New York Stock Exchange as it does today.
•	There will be no change in the number, or form, of the Rocket shares that you currently hold or may hold in the future.

17.	What should team members tell clients, partners and agents about the Mr. Cooper transaction? What about the Redfin transaction?
•	We are operating business as usual.
•	We expect the closing of both the Mr. Cooper and Redfin transactions to be seamless for our clients.
•	There are no changes to how we work with clients. We will continue providing the same exceptional client experience they have come to expect from Rocket.

18.	What do team members do if contacted by the press, financial analysts or investors?
•	If you are contacted by a member of the press, consistent with our policy, please forward the inquiry to aaronemerson@rocket.com.

19.	Who can I contact if I have more questions?
•	If you have any further questions, please reach out to your leaders for information.

20.	What can I share on my social media/LinkedIn about either announcement?
•	Varun and Rocket both posted on this, and you should feel free to comment on or repost those messages.

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Cautionary Statement Regarding Forward-Looking Information

This communication contains statements regarding each proposed transaction between (1) Rocket Companies, Inc. (“Rocket”) and Mr. Cooper Group Inc. (“Mr. Cooper”), and (2) Rocket and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transactions; future opportunities for the combined companies; the conversion of equity interests contemplated by the Agreement and Plan of Merger entered into by Rocket and Mr. Cooper on March 31, 2025 (the “Rocket/Cooper Merger Agreement”) and the Agreement and Plan of Merger entered into by Rocket and Redfin on March 9, 2025 (the “Rocket/Redfin Merger Agreement” and, together with the Rocket/Cooper Merger Agreement, the “Merger Agreements”); the issuance of common stock of Rocket contemplated by each Merger Agreement; in connection with the proposed transaction between Rocket and Mr. Cooper, the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Rocket/Cooper Registration Statement”) and a prospectus and information statement of Rocket and a proxy of Mr. Cooper to be included therein (the “Joint Proxy and Information Statement/Prospectus”); in connection with the proposed transaction between Rocket and Redfin, the expected filing by Rocket with the SEC of a registration statement on Form S-4 (the “Rocket/Redfin Registration Statement” and, together with the Rocket/Cooper Registration Statement, the “Registration Statements”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction between (1) Rocket and Mr. Cooper, and (2) Rocket and Redfin and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transactions may not be completed in a timely basis or at all, which may adversely affect Rocket’s, Mr. Cooper’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transactions, including stockholder approvals by Mr. Cooper’s and Redfin’s respective stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transactions; (iii) the effect of the announcement, pendency or completion of the proposed transactions on each of Rocket’s, Mr. Cooper’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others with whom Rocket, Mr. Cooper or Redfin does business, or on Rocket’s, Mr. Cooper’s or Redfin’s operating results and business generally; (iv) that the proposed transactions may divert management’s attention from each of Rocket’s, Mr. Cooper’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transactions or otherwise, including the risk of stockholder litigation in connection with the proposed transactions, or the impact of the proposed transactions thereupon, including resulting expense or delay; (vi) that Rocket, Mr. Cooper or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of any of the Merger Agreements, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transactions may impact Rocket’s, Mr. Cooper’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the proposed transactions may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transactions; (x) the risk that the anticipated benefits and synergies of

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the proposed transactions may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transactions; (xiii) the risk that integration of the Rocket, Mr. Cooper and Redfin businesses post closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the proposed transactions, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of Rocket, Mr. Cooper and Redfin.

These risks, as well as other risks related to the proposed transactions, will be more fully described in each of the Registration Statements that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statements are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed by each company.

Important Information for Investors and Stockholders

In connection with Rocket’s and Mr. Cooper’s proposed transaction, Rocket will file with the SEC the Rocket/Cooper Registration Statement on Form S-4, containing the Joint Proxy and Information Statement/Prospectus. After the Rocket/Cooper Registration Statement has been declared effective by the SEC, the Joint Proxy and Information Statement/Prospectus will be delivered to stockholders of Rocket and Mr. Cooper. Rocket and Mr. Cooper may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy and Information Statement/Prospectus or Rocket/Cooper Registration Statement or any other document which Rocket or Mr. Cooper may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND MR. COOPER ARE URGED TO READ THE ROCKET/COOPER REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE ROCKET/COOPER REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, MR. COOPER, THE COMPANIES’ PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Mr. Cooper will be able to obtain copies of the Rocket/Cooper Registration Statement and the Joint Proxy and Information Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Mr. Cooper, without charge, at the SEC’s website (http://www.sec.gov).

In connection with Rocket’s and Redfin’s proposed transaction, Rocket plans to file with the SEC the Rocket/Redfin Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Rocket/Redfin Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Rocket and Redfin may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or Rocket/Redfin Registration Statement or any other document which Rocket or Redfin may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND REDFIN ARE URGED TO READ THE ROCKET/REDFIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

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STATEMENT/PROSPECTUS THAT WILL BE PART OF THE ROCKET/REDFIN REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, REDFIN, THE COMPANIES' PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Rocket/Redfin Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov).

Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Mr. Cooper will be available free of charge under the Financials & Filings heading of the Investor Relations section of Mr. Cooper’s website investors.mrcoopergroup.com.

Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.

Participants in the Solicitation

Rocket and Mr. Cooper and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Mr. Cooper’s stockholders in respect of the proposed transaction between Rocket and Mr. Cooper under the rules of the SEC. Additionally, Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the proposed transaction between Rocket and Redfin under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders (the “Rocket 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Named Executive Officer Compensation Tables”; “Security Ownership of Certain Beneficial Owners and Management” and “Proposal No. 3 – Advisory Vote on Named Executive Officer Compensation” in the Rocket 2024 Proxy. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 2024 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Mr. Cooper’s directors and executive officers is available in Mr. Cooper’s Annual Report on Form 10-K for the year ended December 31, 2024 and Mr. Cooper’s proxy statement, dated April 11, 2024, for its 2024 annual meeting of stockholders (the “Mr. Cooper 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Historical Executive Compensation Information”; “Proposal 2: Advisory Vote on Say on Pay” and “Beneficial Ownership” in the Mr. Cooper 2024 Proxy. Any changes in the holdings of Mr. Cooper’s securities by Mr. Cooper’s directors or executive officers from the amounts described in the Mr. Cooper 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Mr. Cooper 2024 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders (the “Redfin 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Executive Compensation”;

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“Proposal 2: Advisory Vote on Named Executive Officer Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in the Redfin 2024 Proxy. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Rocket/Redfin Registration Statement, containing the Proxy Statement/Prospectus, in the Rocket/Cooper Registration Statement, containing the Joint Proxy and Information Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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